

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2014

Via E-mail
Luis Leung
Chief Executive Officer and Principal Financial Officer
Vision Dynamics Corporation
1462 Erie Boulevard
Schenectady, NY 12305

      Re: **Vision Dynamics Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed April 16, 2013
              File No. 000-52982

Dear Mr. Leung:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ William H. Thompson

                    William H. Thompson
                    Accounting Branch Chief